SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                           Arrow Financial Corporation
             (Exact Name of Registrant as Specified in Its Charter)

              New York                                 22-2448962
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

250 Glen Street, Glens Falls, New York                   12801
(Address of Principal Executive Offices)               (Zip Code)


If this Form relates to the registration       If this Form relates to the
of a class of debt securities and is           registration of a class of debt
effective upon filing pursuant to General      securities and is to become
Instruction A(c)(1) please check the           effective simultaneously with
following box.  [  ]                           the effectiveness of a concurrent
                                               registration statement under the
                                               Securities Act of 1933 pursuant
                                               to General Instruction A(c)(2)
                                               please check the following box.
                                               [ ]







Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                         Name of Each Exchange on Which
to be so Registered                         Each Class is to be Registered

       None                                 ------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                  Series I Junior Participating Preferred Stock
                                (Title of Class)

                  ---------------------------------------------
                                (Title of Class)



Item 1.   Description of Registrant's Securities to be Registered

         On April 30, 1997, the Board of Directors of Arrow Financial Corporation, a New York corporation (the "Company"), declared a dividend payable May 12, 1997 of one right (a "Right") for each outstanding share of common stock, par value $1.00 per share ("Common Stock"), of the Company held of record at the close of business on May 12, 1997 (the "Record Time"), or issued thereafter and prior to the Separation Time (as hereinafter defined). The Rights will be issued pursuant to a Shareholder Protection Rights Agreement, dated as of May 1, 1997 (the "Rights Agreement"), between the Company and Glens Falls National Bank and Trust Company, a national banking organization, as Rights Agent (the "Rights Agent"). Each Right, when exercisable, entitles its registered holder to purchase from the Company one one-hundredth of a share of a new series of non voting preferred stock, designated as Series I Junior Participating Preferred Stock (the "Preferred Stock"), at a purchase price of $75.00 (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Glens Falls National Bank and Trust Company, as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon the earlier to occur of the following ("Separation Time"): (I) the day that a public announcement is made that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock, or (ii) the tenth day following the commencement of a tender offer or exchange offer that would result in a person or a group becoming the beneficial owners of 20% or more of such outstanding shares of Common Stock. Until the Separation Time, (I) the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of and after the Record Time (other than shares held in the Company's treasury), by such Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Time will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding as of and after the Record Time will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

         The Rights are not exercisable until the Separation Time. The Rights will expire at the close of business on April 30, 2007, unless earlier redeemed or exchanged by the Company, as described below.

         As soon as practicable following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business at the Separation Time (except for any persons whose Rights have become void pursuant to the Rights Agreement) and then and thereafter such separate Rights Certificates alone will evidence the Rights. Except as otherwise determined by the Board of




Directors, only shares of Common Stock issued prior to the Separation Time will be issued with Rights.

         The Exercise Price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(I) in the event of a stock dividend on, or a subdivision or combination of, the Common Stock, or (ii) upon the issuance or distribution to holders of Common Stock of any other securities or assets under circumstances where such an adjustment is appropriate in order to protect the interests of holders of Rights generally. Upon exercise of Rights, no fractional shares of Preferred Stock, other than one one-hundredths of such shares, will be issued and, in lieu thereof, an adjustment in cash will be made based on a formula set forth in the Rights Agreement.

         In the event that any person shall become an Acquiring Person as defined in the second paragraph of this letter (such event being referred to herein as a "Flip-in Event"), each holder of a Right will thereafter have the right to receive, upon exercise, in lieu of one one-hundredth of a share of Preferred Stock, that number of shares of Common Stock (or, in certain circumstances, property or other securities of the Company) having a market value equal to two times the Exercise Price of the Right.

         For example, at an exercise price of $75.00 per Right, each Right following a Flip-in Event would entitle its holder to purchase $150.00 worth of Common Stock of the Company (or, under certain circumstances, property or other securities of the Company) for $75.00. Assuming that the Common Stock had a per share value of $25.00 at the time of a Flip-in Event, the holder of each valid Right would be entitled to purchase six shares of Common Stock for $75.00.

         Notwithstanding the discussion in the two preceding paragraphs, following the occurrence of any Flip-in Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void, including for purposes of any subsequent Exchange (as defined below).

         If, following a Stock Acquisition Date, (I) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets or earning power is sold or transferred (in one transaction or a series of transactions), or (iii) the Acquiring Person increases by more than 1% its percentage beneficial ownership of the Common Stock or any other class of stock of the Company or engages in certain self-dealing transactions with the Company (each such event a "Flip-over Event"), each holder of a Right (except Rights owned by an Acquiring Person or certain related parties) shall thereafter have the right to receive, upon the exercise of the Right and payment of the Exercise Price, common stock of the surviving or purchasing company or of the Acquiring Person (or, in certain cases, one of its affiliates) which at the time of such transaction has a market value equal to two times the Exercise Price.



         At any time after the occurrence of a Flip-In Event, the Company may elect to effect a full or partial exchange (an "Exchange") of shares of its Common Stock for Rights (other than Rights owned by an Acquiring Person which have become void), at an initial exchange ratio of one share of Common Stock for each Right owned, subject to adjustment. Alternatively, the Company may elect to effect such an Exchange using shares of its Preferred Stock instead of Common Stock, at an initial exchange ratio of one one-hundredth of a share of Preferred Stock for each Right owned, subject to adjustment, or other securities of the Company or assets having an equivalent value.

         At any time prior to a Stock Acquisition Date, the Company may elect to redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors electing to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

         The Preferred Stock purchasable upon exercise of the Rights or issuable upon an Exchange will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided by law or in the terms of such stock). Each one one-hundredth of a share of Preferred Stock will have a preferential quarterly dividend in an amount equal to the greater of $.01 or any quarterly dividend for such quarter declared on each share of Common Stock. In the event of liquidation, each one one-hundredth of a share of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1.00 or the payment made per each share of Common Stock. Shares of Preferred Stock will have no voting rights (other than such as are required by law), except that, in the event the Company is in arrears on the payment of at least three quarterly dividend payments, the holders of Preferred Stock will have the right to elect a majority of the Board of Directors until all accrued but unpaid dividends are paid. The rights of the Preferred Stock are protected by customary anti-dilution provisions. Fractions of shares of Preferred Stock in integral multiples of one one-hundredth of a share will be issuable; however, the Company may elect to distribute depository receipts in lieu of such fractions of shares. In lieu of fractional shares of Preferred Stock other than integral multiples of one one-hundredth of a share, an adjustment in cash will be made based on one hundred times the market price of the Common Stock on the last trading date prior to the date of exercise.

         Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to receive dividends.

         While  the   distribution   of  the  Rights  will  not  be  taxable  to
shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above, or are exchanged as provided above.



         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Separation Time. After the Separation Time, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity or to make changes which do not adversely affect the interests of holders of Rights generally.

         The Rights  will not  prevent a takeover  of the  Company.  The Rights, however, may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that acquires 20% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders prior to the Flip- in date, because the Rights can be redeemed before the consummation of such transaction.

       As of May 15, 1997 there were 5,590,875 shares of Common Stock issued and outstanding. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

         The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

Item 2.   Exhibits


     Exhibit No.            Description


      EX-4          Form of Shareholder Protection Rights        _____
                    Agreement, dated as of May 1, 1997,
                    between Arrow Financial Corporation
                    and Glen Falls National Bank and Trust
                    Company, Rights Agent, which includes as Exhibit A thereto the Form of Preferred
                    Stock Rights Certificate.






                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                         ARROW FINANCIAL CORPORATION

                                         By: /s/ Thomas L. Hoy,
                                         Thomas L. Hoy, President and
                                         Chief Executive Officer

Date: 5/16/97


                                  EXHIBIT INDEX


Exhibit No.                  Description

   EX-4          Form of Shareholder Protection Rights               _____
                 Agreement, dated as of May 1, 1997,
                 between Arrow Financial Corporation
                 and Glen Falls National Bank and Trust
                 Company, Rights Agent, which includes as Exhibit A thereto the Form of Preferred
                 Stock Rights Certificate.